--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 DSI TOYS, INC.
                           (Name of Subject Company)

                                   MVII, LLC
                                E. THOMAS MARTIN
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  232968 10 7
                     (CUSIP Number of Class of Securities)

                                E. THOMAS MARTIN
                                   MVII, LLC
                                654 OSOS STREET
                       SAN LUIS OBISPO, CALIFORNIA 93401
                                 (805) 545-7900
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidder)

                                With copies to:

            J. TODD MIROLLA, ESQ.                         GREGG R. CANNADY, ESQ.
           ANDRE, MORRIS & BUTTERY                     CARRINGTON, COLEMAN, SLOMAN &
             1304 PACIFIC STREET                            BLUMENTHAL, L.L.P.
          SAN LUIS OBISPO, CA 93401                   200 CRESCENT COURT, SUITE 1500
               (805) 543-4171                                DALLAS, TX 75201
                                                              (214) 855-3067

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
           ----------------------                         ----------------------
                 $7,008,000                                      $1,401.60

---------------

 * Estimated solely for purposes of calculating the amount of filing fee. The Transaction Valuation assumes the purchase of 1,600,000 shares of Common Stock, par value $.01 per share, of the Subject Company at the offer price of $4.38 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by MVII, LLC for such number of shares.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: N/A
Form or Registration No.: N/A
Date Filed: N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 232968 10 7

-----------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     MVII, LLC
     77-0509866
-----------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A)  [ ]
     (B)  [ ]
-----------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
     WC
-----------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(E) OR 2(F):  [ ]
-----------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
     CALIFORNIA
-----------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     4,098,491 (See Introduction and Sections 9, 11 and 12 of the
     Offer to Purchase dated April 21, 1999, filed as Exhibit
     (a)(1) hereto)*
-----------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES:*
     [X]
-----------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)
     APPROXIMATELY:
     48%*
-----------------------------------------------------------------
10.  TYPE OF REPORTING PERSON:
     OO

---------------

* Prior to the execution of the agreement described below, MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"), beneficially owned no shares of the Common Stock, $.01 par value per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"). On April 15, 1999, the Purchaser and the Company entered into a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") pursuant to which the Purchaser purchased 566,038 shares of Common Stock from the Company at $2.12 per share for an aggregate purchase price of $1,200,000 (the "Initial Funding Shares") and agreed to commence a tender offer to purchase up to 1,600,000 shares of Common Stock for $4.38 per share from the Company's shareholders (the "Offer"). The Purchaser has also agreed to purchase 1,792,453 shares of Common Stock, subject to upward adjustments not to exceed in the aggregate 140,000 shares of Common Stock, from the Company (the "Second Funding Shares," and together with the Initial Funding Shares, the "Common Stock Acquisitions") for an aggregate purchase price of $3,800,000. Certain management shareholders of the Company and a limited partnership controlled by a management shareholder of the Company (the "Management Shareholders"), who collectively own 1,721,693 shares of Common Stock, have agreed to tender shares of Common Stock owned by them into the Offer in the event 1,600,000 shares of Common Stock (the "Minimum Tender Condition") have not otherwise been tendered as of the initial scheduled expiration date of the Offer, such that the Minimum Tender Condition will have been satisfied, pursuant to the Side Letter

Agreements dated April 15, 1999, between the Purchaser and each of the Management Shareholders (the "Side Letter Agreements"). Upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, the Purchaser will be both the record and beneficial owner of forty-eight percent (48%) of the total number of shares of the Common Stock then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued). The Stock Purchase Agreement and the Side Letter Agreements are more fully described in Section 12 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1).

  The Purchaser, the Company and the Management Shareholders have entered into the Shareholders' and Voting Agreement dated April 15, 1999 (the "Shareholders' Agreement"), pursuant to which, each of the Management Shareholders has executed an irrevocable proxy appointing the Purchaser as proxy and authorizing the Purchaser to vote such Management Shareholder's Shares with respect to all Company-related matters subject to a shareholders vote, subject to certain exceptions, effective as of the closing of the sale of the Second Funding Shares. Both the voting agreement in the Shareholders' Agreement and the irrevocable proxies are conditioned upon and have an effective date that is the date of the closing of the Second Funding Shares. In the event the Management Shareholders do not tender any Shares owned by them into the Offer and the Minimum Tender Condition is otherwise met, there is a possibility that, upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, the Purchaser will be the beneficial owner of up to 5,820,184 (sixty-eight percent (68%)) of the shares of Common Stock then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and
  (ii) no other Shares are issued), by virtue of its power to vote Shares held by the Management Shareholders pursuant to the Shareholders' Agreement and the irrevocable proxies. The Purchaser has been advised by the Company that, to the best of the Company's knowledge, all of the Management Shareholders currently intend to tender Shares owned by them into the Offer. The Purchaser has excluded from line 7 the Shares with respect to which it may acquire the right to vote pursuant to the Shareholders' Agreement and the irrevocable proxies. The Shareholders' Agreement is more fully described in Section 12 of the Offer to Purchase.

  E. Thomas (Tom) Martin and his wife, Noreen Martin (collectively, the "Martins"), own ninety-nine percent (99%) of the membership interests in the Purchaser as community property and their address is 654 Osos Street, San Luis Obispo, California 93401. The Martins are the record owners of 140,000 shares of Common Stock and beneficially own, through their control of the Purchaser, 4,238,491 shares. The Martins purchased 3,500 Shares on February 23, 1999, in an open market transaction at a price of $2.44 per Share. Joseph Whitaker and his wife, Myraline Whitaker (collectively, the "Whitakers"), own one percent (1%) of the membership interests in the Purchaser as community property and their address is 5615 Ladybird Lane, LaJolla, California 92037. The Whitakers beneficially own 2,000 shares of Common Stock.

CUSIP NO. 232968 10 7

-----------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     E. Thomas Martin
-----------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A)  [ ]
     (B)  [ ]
-----------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
     PF
-----------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(E) OR 2(F):  [ ]
-----------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED STATES OF AMERICA
-----------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     4,238,491 (See Introduction and Sections 9 and 11 of the
     Offer to Purchase dated April 21, 1999, filed as Exhibit
     (a)(1) hereto)*
-----------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES:*
     [X]
-----------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)
     APPROXIMATELY:
     50%*
-----------------------------------------------------------------
10.  TYPE OF REPORTING PERSON:
     IN

---------------

* Prior to the execution of the agreement described below, E. Thomas (Tom) Martin was the beneficial and record owner of 140,000 shares of the Common Stock, $.01 par value per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"). Tom Martin and his wife, Noreen Martin (collectively, the "Martins"), own ninety-nine percent (99%) of the membership interests of MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"). Tom Martin is the sole Manager and the President of the Purchaser. On April 15, 1999, the Purchaser and the Company entered into a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") pursuant to which the Purchaser purchased 566,038 shares of Common Stock from the Company at $2.12 per share for an aggregate purchase price of $1,200,000 (the "Initial Funding Shares") and agreed to commence a tender offer to purchase up to 1,600,000 shares of Common Stock for $4.38 per share from the Company's shareholders (the "Offer"). The Purchaser has also agreed to purchase 1,792,453 shares of Common Stock, subject to upward adjustments not to exceed in the aggregate 140,000 shares of Common Stock, from the Company (the "Second Funding Shares," and together with the Initial Funding Shares, the "Common Stock Acquisitions") for an aggregate purchase price of $3,800,000. Certain management shareholders of the Company and a limited partnership controlled by a management shareholder of the Company (the "Management Shareholders"), who collectively own 1,721,693 shares of the Company's Common Stock, have agreed to tender shares of Common Stock owned by them into the Offer in the event 1,600,000 shares of Common Stock (the "Minimum Tender Condition") have not otherwise been tendered as of the initial scheduled expiration date of the Offer, such that the Minimum Tender Condition will have been satisfied, pursuant to the Side Letter Agreements dated April 15, 1999, between the Purchaser and each of the

Management Shareholders (the "Side Letter Agreements"). Upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, the Purchaser will be both the record and beneficial owner of forty-eight percent (48%) of the total number of Shares then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued). Tom Martin, through his control of the Purchaser, beneficially owns fifty percent (50%) of the total number of shares of Common Stock outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued). The Stock Purchase Agreement and the Side Letter Agreements are more fully described in Section 12 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1).

  The Purchaser, the Company and the Management Shareholders have entered into the Shareholders' and Voting Agreement dated April 15, 1999 (the "Shareholders' Agreement"), pursuant to which, each of the Management Shareholders has executed an irrevocable proxy appointing the Purchaser as proxy and authorizing the Purchaser to vote such Management Shareholder's Shares with respect to all Company-related matters subject to a shareholders vote, subject to certain exceptions, effective as of the closing of the sale of the Second Funding Shares. Both the voting agreement in the Shareholders' Agreement and the irrevocable proxies are conditioned upon and have an effective date that is the date of the closing of the Second Fund Shares. In the event the Management Shareholders do not tender any Shares owned by them into the Offer and the Minimum Tender Condition is otherwise met, there is a possibility that, upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, the Purchaser will beneficially own up to 5,820,184 (sixty-eight percent (68%)), and Tom Martin, through his control of the Purchaser, will beneficially own up to 5,960,184 (seventy percent (70%)), of the shares of Common Stock then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued), by virtue of the Purchaser's power to vote Shares held by the Management Shareholders pursuant to the Shareholders' Agreement and the irrevocable proxies. Tom Martin has been advised by the Company that, to the best of the Company's knowledge, all of the Management Shareholders currently intend to tender Shares owned by them into the Offer. Tom Martin has excluded from line 7 the Shares with respect to which the Purchaser may acquire the right to vote pursuant to the Shareholders' Agreement and the irrevocable proxies. The Shareholders' Agreement is more fully described in section 12 of the Offer to Purchase.

  The Martins purchased 3,500 shares on February 23, 1999, in an open market transaction at a price of $2.44 per Share. The Martins' address is 654 Osos Street, San Luis Obispo, California 93401. Joseph Whitaker and his wife, Myraline Whitaker (collectively, the "Whitakers"), own one percent (1%) of the membership interests in the Purchaser as community property and their address is 5615 Ladybird Lane, LaJolla, California 92037. The Whitakers beneficially own 2,000 shares of Common Stock.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1, which is being filed by MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"), and E. Thomas (Tom) Martin, the sole Manager, President and a controlling member of the Purchaser ("Mr. Martin"), relates to an offer by the Purchaser to purchase up to 1,600,000 shares of Common Stock, par value $.01 per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"), at a price of $4.38 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer"), which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is DSI Toys, Inc., a Texas corporation, which has its principal executive offices at 1100 W. Sam Houston Parkway North, Suite A, Houston, Texas 77043.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.01 per share. The information set forth in the "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase annexed hereto as Exhibit (a)(1) (the "Offer to Purchase") is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The Purchaser is a limited liability company formed under the laws of the State of California. The information set forth in "Introduction" and Section 9 ("Certain Information Concerning the Purchaser and Mr. Martin") of, and Annex A ("Information Concerning the Sole Manager and the Executive Officers of the Purchaser (Including Mr. Martin)") to, the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each executive officer and each person controlling the Purchaser (including Mr. Martin), and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Annex A of the Offer to Purchaser and are incorporated herein by reference.

     (e) and (f) During the last five (5) years, neither the Purchaser, Mr. Martin, nor, to the best of the Purchaser's and Mr. Martin's knowledge, any of the persons listed in Annex A ("Information Concerning the Sole Manager and the Executive Officers of the Purchaser (Including Mr. Martin)") to the Offer to Purchase, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Mr. Martin"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company; The Stock Purchase Agreement; The Side Letter Agreements; The Shareholders' and Voting Agreement; The Registration Rights Agreement, and The Consulting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

     (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in "Introduction," Section 6 ("Price Range of the Shares; Dividends"); Section 11 ("Background of the Offer"); and
Section 12 ("Purpose of the Offer; Plans for the Company; The Stock Purchase Agreement; The Side Letter Agreements; The Shareholders' and Voting Agreement; The Registration Rights Agreement; and The Consulting Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Mr. Martin"), Second 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company; The Stock Purchase Agreement; The Side Letter Agreements; The Shareholders' and Voting Agreement; The Registration Rights Agreement; and The Consulting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Mr. Martin"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company; The Stock Purchase Agreement; The Side Letter Agreements; The Shareholders and Voting Agreement; The Registration Rights Agreement; and The Consulting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Mr. Martin") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 10 ("Source and Amount of Funds") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          (a)(1)         -- Offer to Purchase dated April 21, 1999.
          (a)(2)         -- Letter of Transmittal.
          (a)(3)         -- Notice of Guaranteed Delivery.
          (a)(4)         -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
          (a)(5)         -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
          (a)(6)         -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
          (a)(7)         -- Form of Summary Advertisement as published in the New
                            York Times on April 21, 1999.
          (a)(8)         -- Text of Press Release, dated April 15, 1999, issued by
                            the Company and Purchaser.
          (a)(9)         -- Text of Press Release, dated April 21, 1999, issued by
                            the Purchaser.
          (b)            -- None.
          (c)(1)         -- Stock Purchase and Sale Agreement dated April 15, 1999, between the Company and the Purchaser.
          (c)(2)         -- Form of Side Letter Agreement dated April 15, 1999,
                            between the Purchaser and certain management shareholders
                            and a limited partnership controlled by a management
                            shareholder.
          (c)(3)         -- Shareholders' and Voting Agreement dated April 15, 1999, among the Purchaser, the Company and certain management
                            shareholders and a limited partnership controlled by a
                            management shareholder.
          (c)(4)         -- Registration Rights Agreement dated April 15, 1999, among the Company, the Purchaser, and certain management
                            shareholders and a limited partnership controlled by a
                            management shareholder.
          (c)(5)         -- Form of Irrevocable Proxy dated April 15, 1999, between the Purchaser and certain management shareholders and a
                            limited partnership controlled by a management
                            shareholder.
          (d)            -- None.
          (e)            -- Not applicable.
          (f)            -- None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MVII, LLC

                                            By:    /s/ E. THOMAS MARTIN
                                              ----------------------------------
                                              Name: E. Thomas Martin
                                              Title:   Manager

Dated: April 21, 1999

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ E. THOMAS MARTIN

                                            ------------------------------------
                                            E. Thomas Martin

Dated: April 21, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                   DESCRIPTION
-------                                  -----------
(a)(1)           -- Offer to Purchase dated April 21, 1999.
(a)(2)           -- Letter of Transmittal.
(a)(3)           -- Notice of Guaranteed Delivery.
(a)(4)           -- Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.
(a)(5)           -- Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.
(a)(6)           -- Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.
(a)(7)           -- Form of Summary Advertisement as published in the New
                    York Times on April 21, 1999.
(a)(8)           -- Text of Press Release, dated April 15, 1999, issued by
                    the Company and Purchaser.
(a)(9)           -- Text of Press Release, dated April 21, 1999, issued by
                    the Purchaser.
(b)              -- None.
(c)(1)           -- Stock Purchase and Sale Agreement dated April 15, 1999, between the Company and the Purchaser.
(c)(2)           -- Form of Side Letter Agreement dated April 15, 1999,
                    between the Purchaser and certain management shareholders
                    and a limited partnership controlled by a management
                    shareholder.
(c)(3)           -- Shareholders' and Voting Agreement dated April 15, 1999, among the Purchaser, the Company and certain management
                    shareholders and a limited partnership controlled by a
                    management shareholder.
(c)(4)           -- Registration Rights Agreement dated April 15, 1999, among the Company, the Purchaser, and certain management
                    shareholders and a limited partnership controlled by a
                    management shareholder.
(c)(5)           -- Form of Irrevocable Proxy dated April 15, 1999, between the Purchaser and certain management shareholders and a
                    limited partnership controlled by a management
                    shareholder.
(d)              -- None.
(e)              -- Not applicable.
(f)              -- None.